Form SD - Resource Extraction Issuer Disclosure

December 31, 2025

VALE

As furnished to the Securities and Exchange Commission on September 25, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

 SPECIALIZED DISCLOSURE REPORT

Vale S.A.
(Exact name of the registrant as specified in its charter)

Federative Republic of Brazil	001-15030
(State or other jurisdiction of incorporation)	(Commission file number)

Praia de Botafogo No. 186, 18th Floor, Botafogo Rio de Janeiro, RJ, Brazil	22250-145
(Address of principal executive offices)	(Zip code)
Marcelo Feriozzi Bacci +55 21 3485 5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

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Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02	Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2025

This report provides a consolidated overview of the payments to governments made by Vale S.A. and its consolidated subsidiaries for the fiscal year ended December 31, 2025. In this report, references to “Vale,” “we,” “us” or the “Company” are to Vale and its consolidated subsidiaries, except where the context otherwise requires.

•	Reporting currency: All payments are reported in U.S. dollars, which is the presentation currency of our consolidated financial statements under IFRS. Payments that were made in currencies other than in U.S. dollars have been converted to U.S. dollars using the exchange rate existing at the time the payment is made.

•	Cash basis: All payments are reported on a cash basis, meaning that they are reported in the period in which they are paid.

•	Project definition: For purposes of this report, a project consists of operational activities related to the commercial development of a specified resource, using a particular method of extraction, within a major subnational jurisdiction.

•	Not de minimis threshold: Payments below US$100,000 are not required to be disclosed in this report, resulting in some jurisdictions not being referenced to herein.

Payments in scope

The information is reported under the following payment types in accordance with the applicable rules:

Taxes

Taxes paid by Vale on its profits, corporate income, and production. Taxes levied on consumption are not required to be disclosed under applicable rules.

Royalties

Payments made to governments for activities such as the extraction of minerals or metals, which includes unit-based, value-based, and profit-based royalties. It includes specific mining royalties (CFEM - Financial Compensation for the Exploration of Mineral Resources).

Fees

Payments related to license fees, rental or leasing fees and other considerations for licenses or concessions. It includes the Mineral Resources Inspection Fee (TFRM), which is a fee imposed by several Brazilian states for the inspection of mineral resources.

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Production entitlements

Payments to governments entitled to a share of production under production sharing agreements. Production entitlements are most often paid in-kind. In-kind payments are measured based on the market value of the commodity on the date of delivery to the government. For the year ended December 31, 2025, there were no reportable production entitlement payments to governments.

Bonuses

Payments related to signature, discovery and production bonuses and other bonuses payable under licenses or concession agreements. For the year ended December 31, 2025, there were no reportable bonus payments to governments.

Dividends

Dividends paid in lieu of production entitlements or royalties. It excludes dividends paid to a government as a shareholder under the same terms as other shareholders. For the year ended December 31, 2025, there were no reportable dividend payments to governments.

Payments for infrastructure improvements

Payments for the construction of public infrastructure such as roads or railways, to further the commercial development of minerals. Payments for infrastructure improvements often are in-kind payments rather than direct monetary payments.

Community and social responsibility payments

Payments that are required by law or contract, which include general payments to support the social or economic well-being of communities within the jurisdiction where the expenditures are made. This type of payment does not include payments resulting from compensatory agreements.

Our business segments

Our business segments are organized around products and reflect the structure used by management to assess the Company’s performance.

Iron Ore Solutions: It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•	Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore: North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal. Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals. South System. Composed of two mining complexes and maritime terminals.

•	Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Vale Base Metals: The Vale Base Metals segment is operated by the holding company Vale Base Metals Limited (VBM), a Vale subsidiary headquartered in the United Kingdom, and comprises the production of nickel, copper, and their respective byproducts. The Company also has streaming transactions related to nickel and copper by-products.

•	Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. In Canada, the Company produces copper concentrates and cathodes associated with its nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador), as well as refined cobalt in Long Harbour (Newfoundland and Labrador). In Sudbury, Canada, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In addition, the Company also holds investments in nickel operations in Indonesia through its associate PT Vale Indonesia Tbk

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•	Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. The copper operations at Sossego and Salobo also produce silver and gold as by-products.

Activities in scope

This report discloses payments made by us to governments for the commercial development of minerals, including iron ore, iron ore pellets, nickel, copper and other minerals. Commercial development includes exploration, extraction, processing and export, as well as the acquisition of licenses for such activities.

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Section 3 - Exhibits

Item 3.01	Exhibits

The following exhibit is furnished as part of this report on Form SD.

Exhibit 2.01 – Resource Extraction Payment Report

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

VALE S.A.

By: /s/ Marcelo Feriozzi Bacci

Name: Marcelo Feriozzi Bacci

Title: Executive Vice President, Finance and Investor Relations

Date: September 25, 2026

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